   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 1997
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
                     (AMENDMENT NO. 4 AND FINAL AMENDMENT)
                            TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                 SCHEDULE 13D
                               (AMENDMENT NO. 3)
      (PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          CAMBRIDGE SOUNDWORKS, INC.
                               (NAME OF ISSUER)

                          CSW ACQUISITION CORPORATION
                           CREATIVE TECHNOLOGY LTD.
                      (NAME OF PERSONS FILING STATEMENT)

                          COMMON STOCK, NO PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                   132514100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                  NG KEH LONG
                          CREATIVE TECHNOLOGY LTD. &
                          CSW ACQUISITION CORPORATION
                        31 INTERNATIONAL BUSINESS PARK
                               CREATIVE RESOURCE
                               SINGAPORE 609921
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                                  Copies to:

         JOHN D. DANFORTH                              STEVEN J. TONSFELDT
        CREATIVE LABS, INC.                             VENTURE LAW GROUP
        1901 MCCARTHY BLVD.                         A PROFESSIONAL CORPORATION
        MILPITAS, CA 95035                             2800 SAND HILL ROAD
          (408) 428-6600                               MENLO PARK, CA 94025
                                                           (650) 854-4488


                               NOVEMBER 3, 1997
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE
================================================================================
            TRANSACTION VALUATION                           AMOUNT OF FILING FEE
-------------------------------------------------------------------------------
                $37,051,942*                                      $7,411**
================================================================================
* For purposes of fee calculation only. The total transaction value is based on 3,804,824 Shares outstanding as of October 23, 1997 less 912,294 Shares owned by Parent and Purchaser, plus 576,753 Shares reserved for future issuance pursuant to outstanding stock options, multiplied by the offer price of $10.68 per Share.

** The amount of the filing fee calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the shares to be purchased.

[X]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).

Amount Previously Paid: $7,411                    Filing Parties:  Creative Technology Ltd.,
                                                                   CSW Acquisition Corporation
Form or Registration No.: Schedule 14D-1          Date Filed:      November 3, 1997

===============================================================================

                                 INTRODUCTION

  This Amendment No. 4, the final amendment (this "Final Amendment"), amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on November 3, 1997 (as amended from time to time, the "Schedule 14D-1") by Creative Technology Ltd., a Singapore corporation ("Parent") and CSW Acquisition Corporation, a Massachusetts corporation and a wholly owned subsidiary of Parent (the "Purchaser"). The
Schedule 14D-1 and this Amendment relate to a tender offer by Purchaser for all outstanding shares of common stock, no par value (the "Shares"), of Cambridge SoundWorks, Inc., a Massachusetts corporation (the "Company") upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase.

  This Amendment is also Amendment No. 3 to Schedule 13D of Parent.

  The information contained in this Statement concerning the Company, including, without limitation, information concerning the background of the transaction, the deliberations, approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of the Company's financial advisor, and the Company's capital structure and historical and projected financial information, was supplied by the Company. Parent and Purchaser take no responsibility for the accuracy of such information.

ITEM 6. INTEREST IN SECURITIES IN THE SUBJECT COMPANY.

  Item 6 is hereby amended and supplemented by addition of the following information thereto:

  On Tuesday, December 2, 1997 at 12:00 midnight New York City time, the Offer expired. On Thursday, December 4, 1997, the Purchaser accepted all Shares validly tendered. A total of 2,716,187 Shares (or approximately 94% of the issued and outstanding Shares not already owned by Parent or the Purchaser) were purchased pursuant to the Offer. The Purchaser has paid for all such Shares at the Offer Price of $10.68 per Share, in cash, net to the tendering stockholder.

ITEM 10. ADDITIONAL INFORMATION.

  Item 10(f) is hereby amended and supplemented by the addition of the following information thereto:

  On Friday, December 5, 1997, the merger of the Company with and into the Purchaser, pursuant to the short-form merger provisions of the Business Corporation Law of the Commonwealth of Massachusetts, was completed and the combined company thereby became a wholly owned subsidiary of Parent. In the merger, Shares not previously purchased by the Purchaser were converted into the right to receive $10.68 per Share in cash.

  A copy of Parent's press release with respect to the closing of the tender offer and the consummation of the merger is filed as Exhibit (a)(12) to this Statement and is incorporated herein by reference.

                                   SIGNATURES

  After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          CREATIVE TECHNOLOGY LTD.

                                          By: /s/ Ng Keh Long
                                            ___________________________________
                                          Name:  Ng Keh Long
                                          Title: Vice President, Corporate
                                                 Treasurer and Acting Chief
                                                 Financial Officer

                                          CSW ACQUISITION CORPORATION

                                          By: /s/ Ng Keh Long
                                            ___________________________________
                                          Name:  Ng Keh Long
                                          Title: Vice President and Treasurer

Dated: December 10, 1997

           AMENDMENT NO. 4 TO CREATIVE TECHNOLOGY LTD. SCHEDULE 14D-1
            AMENDMENT NO. 3 TO CREATIVE TECHNOLOGY LTD. SCHEDULE 13D

                                 EXHIBIT INDEX

 EXHIBIT NO.
 -----------
   (a)(12)   Press Release issued by Parent on December 8, 1997.